FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

04024866

[redacted] and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below [redacted] certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland, pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 23 MONTH 04 YEAR 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

SUPPL

ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

✓ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	475000									475000	1	
WARRANTS	436111									436111	1	
COMMON	220724									220724	2	SEE REMARKS
WARRANTS	172400									172400	2	OXBOW INTL MKTG
COMMON	638702	23	04	04	10	1700		2.86		640402	1	
		23	04	04	10	900		2.89		641302	1	
		26	04	04	10	600		2.87		641902	1	

RECEIVED 2004 MAY -6 A 9:30 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT ☐ YES ☒ NO

PROCESSED MAY 10 2004 THOMSON FINANCIAL

BOX 6. REMARKS

Of the 220724 Indirect Common: Oxbow-176048, Threadco-9612, Joevelyn-27564, Beauregard-7500 — I own 50% of all companies

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO SIGNATURE: [signature]

DATE OF THE REPORT: DAY 03 MONTH 05 YEAR 04

KEEP A COPY FOR YOUR FILE

dlw 5/6

FROM : Securities Services 309-2579 PHONE NO. : 604 807 3658